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                            July 26, 2022

       Jeff Ciachurski
       Chief Executive Officer
       Greenbriar Capital Corp.
       632 Foster Avenue
       Coquitlam, British Columbia, Canada, V3J 2L7

                                                        Re: Greenbriar Capital
Corp.
                                                            Amendment No. 2 to
Registration Statement on Form 20-F
                                                            Filed May 20, 2022
                                                            File No. 000-56391

       Dear Mr. Ciachurski:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response and any amendment you may file in response to this comment, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form 20-F filed May 10,
2022

       General

   1. We note your response to prior comment 6. In light of the updated disclosure surrounding the ground breakings at
Montalva and Sage Ranch, please advise why you have not made similar disclosures in
your registration statement. We note, for example only, that the
                                                        "Next Steps" disclosure
included on pages 17 and 18 of your registration statement does not refer to the
catalysts included in your May 2022 investor presentation on your website.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Jeff Ciachurski
Greenbriar Capital Corp.
July 26, 2022
Page 2

       You may contact Jeffrey Lewis at 202-551-6216 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                        Sincerely,
FirstName LastNameJeff Ciachurski
                                                        Division of Corporation
Finance
Comapany NameGreenbriar Capital Corp.
                                                        Office of Real Estate &
Construction
July 26, 2022 Page 2
cc:       Leo Raffin
FirstName LastName